exhibit (g)(8)

                         December 4, 1996




BY HAND

Special Committee of the
  Board of Directors of
    Loctite Corporation
c/o Dillon, Read & Co. Inc.
535 Madison Avenue
New York, New York  10022

Attention: William Powell

Ladies and Gentlemen:

          In accordance with the procedures set forth in the November 27, 1996 guidelines distributed by Dillon, Read & Co. Inc., we are pleased to submit the following proposal to acquire Loctite Corporation (the "Company"). We are prepared, subject to execution of a mutually satisfactory definitive merger agreement, to increase our offer price to $61.00 in cash per share of Common Stock (including the associated Common Stock purchase rights).
This bid will expire at 9 a.m. (New York City time) on Thursday, December 5, 1996.

          The proposed acquisition would proceed in two steps. First, HC Investments, Inc. ("HCI") would amend its outstanding tender offer for all outstanding shares of the Company by, among other things, (i) increasing the price offered to $61.00 and (ii) shortening the period the offer is open to provide for the expiration of the offer ten business days after the dissemination of a supplement to the offer to purchase. Second, a newly formed, wholly-owned subsidiary of HCI would be merged with and into the Company, resulting in the ownership of the Company by HCI.

          Henkel and HCI have access to all financing required for the proposed acquisition. Accordingly, our obligation to consummate the proposed acquisition would not be conditioned on the availability of financing. In addition, Henkel and HCI have obtained all necessary board and other corporate approvals for the submission of this proposal.

          As you have requested, we have included herewith a marked copy of the form of Merger Agreement provided in your bid package, showing the specific nature of our proposed changes. We believe that this mark-up reflects your proposed draft without significant modification. We are prepared to execute promptly the Merger Agreement in the form submitted to you herewith. In addition, pursuant to your oral request, we have included for your consideration and comment a form of Press Release we are prepared to issue in connection with the execution of the Merger Agreement.

          In addition, we believe you should consider several other aspects of our proposal that further reflect its attractiveness to the Company and its constituents. We believe that the businesses of Henkel and Loctite are highly complementary. The result of this will be a continuing role of importance for the management and employees of Loctite in the ongoing, combined business. Henkel believes that people's talents are more important than products, and, as a result, will encourage the Company's management to participate in a challenging future with Henkel. Indeed, Henkel will depend heavily on Loctite's management and their skills to develop the U.S., European, Asia Pacific and Latin American markets for the technologies of both companies. As you will see in the marked copy of the Merger Agreement included herewith, we have accepted the language proposed in your draft regarding the fair and equitable treatment of the employees of our respective companies. Similarly, as we have stressed in a number of contexts, we expect the Hartford office to remain an important center for the operation of our combined adhesives business going forward. Accordingly, we have accepted the language proposed in your draft agreement requiring that the corporate headquarters be maintained in Hartford for two years. We anticipate that the office will be maintained for an even longer period.

          Additionally, we believe Henkel is in a position to close an acquisition of the Company sooner than any other potential bidder. As you know, the waiting period under the Hart-Scott-Rodino Act has expired and we can now proceed with the transaction under the U.S. antitrust laws. Moreover, we have determined that, in the context of a negotiated agreement with the Company, Henkel will drop any conditions to its offer relating to any potential divestitures of businesses under any antitrust laws. Thus, Henkel could consummate the tender offer as soon as December 20, 1996. As noted above, we suggest an amendment to our pending tender offer, with the approval of the Company, under which we could accelerate the expiration date of the tender offer and purchase the shares on that date. Thus, our offer would enable the Company's stockholders to receive full value for their shares earlier than under any other acquisition proposal.

          Please note that Henkel has suggested an appropriate break-up fee. We hope that you will take this into account before considering any proposal that includes a demand for a higher fee or a stock option.

          Of course, you should also take into account that we reserve all of our rights in the event that you accept any other proposal. In that connection, we would consider all alternatives available to us, including the prompt disposition of our shares or any non-cash consideration that might be received from such other bidder and would also consider undertaking immediately appropriate hedging transactions.

          We and our advisors look forward to meeting with you promptly to finalize the Merger Agreement for execution. If you need clarification of any portion of our proposal or the enclosed Merger Agreement, please feel free to contact Yves-Andre Istel of Rothschild Inc. at (212) 403-3600 or William A. Groll of Cleary, Gottlieb, Steen & Hamilton at (212) 225-2142. We have submitted our proposal in reliance on your Guidelines for Submission of Proposals and your explicit oral assurances that there would be no discussion of price with any party subsequent to the Bid deadline. As you can appreciate, if the Special Committee revises its auction procedures, or permits the discussion or submission of any new or revised proposals subsequent to the bidding deadline, we reserve all rights, including the right to withdraw our proposal.



                                Very truly yours,



                                Dieter Winkhaus

Enclosure

cc:      Yves-Andre Istel
         William A. Groll